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                          July 8, 2021

       Tyler Dempsey
       General Counsel
       Repay Holdings Corp
       3 West Paces Ferry Road, Suite 200
       Atlanta, Georgia 30305

                                                        Re: Repay Holdings Corp
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2021
                                                            File No. 333-257660

       Dear Mr. Dempsey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-2365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services